FORM 11-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549




(X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)

For the fiscal year ended December 31, 1994

                                       OR

( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from___________________to___________________


Commission file number 33-35311


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


                                 HARLEY-DAVIDSON
                      RETIREMENT SAVINGS PLAN FOR MILWAUKEE
                  AND TOMAHAWK HOURLY BARGAINING UNIT EMPLOYEES


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                             Harley-Davidson, Inc.
                             3700 West Juneau Avenue
                           Milwaukee, Wisconsin  53208














                              REQUIRED INFORMATION



 1.   Not Applicable.

 2.   Not Applicable.

 3.   Not Applicable.

 4. The Harley-Davidson Retirement Savings Plan for Milwaukee and Tomahawk Hourly Bargaining Unit Employees (the "Plan") is subject to the requirements of the Employee Retirement Income Security Act of 1974 ("ERISA"). Attached hereto is a copy of the most recent financial statements and schedules of the Plan prepared in accordance with the financial reporting requirements of ERISA.


Exhibits

23.   Consent of Independent Auditors











                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

                              Harley-Davidson
                              Retirement Savings Plan for
                              Milwaukee and Tomahawk Hourly
                              Bargaining Unit Employees


Date: June 28, 1995           By:   /S/ James M. Brostowitz
                                    James M. Brostowitz
                                    Administrative Committee Member














                                    CONTENTS


Harley-Davidson Retirement Savings Plan for Milwaukee and
Tomahawk Hourly Bargaining Unit Employees

                                                                        Page

   Report of independent auditors                                         5

   Financial statements

     Statements of net assets available for plan benefits               6-7

     Statements of changes in net assets available for plan
      benefits                                                          8-9

     Notes to financial statements                                     10-15



   Supplemental schedules                                          Schedules

     Assets held for investment                                          1

     Transactions or series of transactions in excess of
      5 percent of current value of plan assets                          2


     A schedule of party-in-interest transactions has not been presented because there were no party-in-interest transactions that are prohibited by ERISA Section 406 and for which there is no statutory or administrative exemption.










Report of Independent Auditors

Plan Administrative Committee
Harley-Davidson Retirement Savings
   Plan for Milwaukee and Tomahawk Hourly
   Bargaining Unit Employees

We have audited the accompanying statements of net assets available for plan benefits of Harley-Davidson Retirement Savings Plan for Milwaukee and Tomahawk Hourly Bargaining Unit Employees (the Plan) as of December 31, 1994 and 1993, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan at December 31, 1994 and 1993, and the changes in its net assets available for plan benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment as of December 31, 1994, and transactions or series of transactions in excess of five percent of the current value of plan assets for the year then ended, are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the basic financial statements. The Fund Information in the statement of net assets available for plan benefits and the statement of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Milwaukee, Wisconsin                                       ERNST & YOUNG LLP
May 4, 1995

                                     HARLEY-DAVIDSON
                         RETIREMENT SAVINGS PLAN FOR MILWAUKEE AND
                         TOMAHAWK HOURLY BARGAINING UNIT EMPLOYEES

                                STATEMENT OF NET ASSETS
                              AVAILABLE FOR PLAN BENEFITS

                                    December 31, 1994


                                                                                    Harley-
                                         Strong                                    Davidson,            Fidelity
                                          Asset              Participant              Inc.   Fidelity  Blue Chip
                                       Allocation              Loan     Insurance   Common   Balanced  Growth
           ASSETS               Total     Fund    Income Fund  Fund     Account    Stock Fund  Fund      Fund

Investments:
  Investments in securities of unaffiliated issuers, at fair value:
   Mutual fund - Fidelity
    Balanced Fund          $  1,430,364$        - $         - $        -$      -  $      -$1,430,364$        -
   Mutual fund - Fidelity
    Blue Chip Growth Fund     2,649,821         -           -          -       -         -         - 2,649,821
   Mutual fund - Strong
    Asset Allocation Fund     1,427,894 1,427,894           -          -       -         -         -         -
   Bank common trust fund -
    Marshall Money Market Fund  336,871    13,072     247,024          -       -    31,897    14,645    30,233
                              5,844,950 1,440,966     247,024          -       -    31,897 1,445,009 2,680,054

   Investments in securities of
    affiliated issuer, at fair value-
    common stock of
    Harley-Davidson, Inc.     3,069,079         -           -          -       - 3,069,079         -         -

  Investments other than securities:
   Insurance company group annuity contracts, at
    contract value (Note D)   9,907,916         -   9,907,916          -       -         -         -         -
   Life insurance policies,at cash
    surrender value (Note E)    191,769         -           -          - 191,769         -         -         -
   Notes receivable from
    participants              1,041,933         -           -  1,041,933       -         -         -         -
                             11,141,618         -   9,907,916  1,041,933       -         -         -         -

   Total investments         20,055,647 1,440,996  10,154,940  1,041,933 191,769 3,100,976 1,445,009 2,680,054

Interest receivable                 292        15         128          -       -        80        27        42
Cash                                474         -           -        474       -         -         -         -
Other assets - Participant
   contributions receivable     166,440    13,055      82,423          -       -    25,960    17,168    27,834

Net assets available for
    plan benefits           $20,222,853$1,454,036 $10,237,491 $1,042,407$191,769$3,127,016$1,462,204$2,707,930

                                                HARLEY-DAVIDSON
                                   RETIREMENT SAVINGS PLAN FOR MILWAUKEE AND
                                   TOMAHAWK HOURLY BARGAINING UNIT EMPLOYEES

                                            STATEMENT OF NET ASSETS
                                          AVAILABLE FOR PLAN BENEFITS

                                               December 31, 1993


                                                                                Harley-
                                         Strong                                 Davidson              Fidelity
                                          Asset              Participant           Inc.      Fidelity Blue Chip
                                       Allocation                Loan  Insurance  Common    Balanced   Growth
           ASSETS               Total     Fund    Income Fund    Fund   Account Stock Fund    Fund      Fund

Investments:
  Investments in securities of unaffiliated issuers, at fair value:
   Mutual fund - Fidelity
    Balanced Fund           $ 1,042,742$        -  $        - $        -$      -$        -$1,042,742$        -
   Mutual fund - Fidelity
    Blue Chip Growth Fund     1,388,831         -           -          -       -         -         - 1,388,831
   Mutual fund - Strong
    Asset Allocation Fund     1,263,247 1,263,247           -          -       -         -         -         -
   Bank common trust fund -
    Marshall Money Market Fund  136,395     9,802      87,400          -       -    13,842    11,674    13,677
                              3,831,215 1,273,049      87,400          -       -    13,842 1,054,416 1,402,508

   Investments in securities of
    affiliated issuer, at fair value-
    common stock of
    Harley-Davidson, Inc.     1,754,718         -           -          -       - 1,754,718         -         -

  Investments other than securities:
   Insurance company group annuity contracts, at
     contract value (Note D)  9,334,956         -   9,334,956          -       -         -         -         -
   Life insurance policies, at cash
    surrender value (Note E)    167,833         -           -          - 167,833         -         -         -
   Notes receivable from
    participants              1,021,617         -           -  1,021,617       -         -         -         -
                             10,524,406         -   9,334,956  1,021,617 167,833         -         -         -

   Total investments         16,110,339 1,273,049   9,422,356  1,021,617 167,833 1,768,560 1,054,416 1,402,508

Interest receivable                 236        15         141          -       -        43        17        20
Cash                                336         -           -        336       -         -         -         -
Other assets - Participant
   contributions receivable     100,705     7,938      53,006          -       -    11,847    11,481    16,433

Net assets available for
   plan benefits            $16,211,616$1,281,002  $9,475,503 $1,021,953$167,833$1,780,450$1,065,914$1,418,961

                                                HARLEY-DAVIDSON
                                   RETIREMENT SAVINGS PLAN FOR MILWAUKEE AND
                                   TOMAHAWK HOURLY BARGAINING UNIT EMPLOYEES

                                      STATEMENT OF CHANGES IN NET ASSETS
                                          AVAILABLE FOR PLAN BENEFITS



                                         Year Ended December 31, 1994

                                                                                  Harley-
                                         Strong                                  Davidson            Fidelity
                                          Asset             Participant            Inc.    Fidelity  Blue Chip
                                       Allocation              Loan    Insurance  Common   Balanced  Growth
          ADDITIONS           Total       Fund    Income Fund  Fund     Account Stock Fund   Fund     Fund

Investment income (loss):
  Net appreciation (depreciation)
   in fair value of investments
    (Note C)               $   538,817$  (71,935)$         -$        - $      -$  523,274$ (124,165)$ 211,643
  Interest and dividend income 754,589    53,109     568,986    72,240        -    14,173    45,573       508
Net investment income (loss) 1,293,406   (18,826)    568,986    72,240        -   537,447   (78,592)  212,151


Participant contributions    3,430,001   283,504   1,771,396         -        -   415,221   385,114   574,766

Total additions              4,723,407   264,678   2,340,382    72,240        -   952,668   306,522   786,917

          DEDUCTIONS

Benefit payments and
  withdrawals                 (699,941)  (66,491)   (513,887)   (7,486)       -   (59,909)  (35,339)  (16,829)
Life insurance expense, less
  increase in cash surrender
  value                        (12,229)        -           -         -  (12,229)        -         -         -
Net transfers in (out)               -   (25,153) (1,064,507)  (44,300)  36,165   453,807   125,107   518,881

Total deductions              (712,170)  (91,644) (1,578,394)  (51,786)  23,936   393,898    89,768   502,052

Increase in net assets available
  for plan benefits          4,011,237   173,034     761,988    20,454   23,936 1,346,566   396,290 1,288,969

Net assets available for plan
  benefits:
  Beginning of year         16,211,616 1,281,002   9,475,503 1,021,953  167,833 1,780,450 1,065,914 1,418,961

  End of year              $20,222,853$1,454,036 $10,237,491$1,042,407 $191,769$3,127,016$1,462,204$2,707,930

                                                HARLEY-DAVIDSON
                                   RETIREMENT SAVINGS PLAN FOR MILWAUKEE AND
                                   TOMAHAWK HOURLY BARGAINING UNIT EMPLOYEES

                                      STATEMENT OF CHANGES IN NET ASSETS
                                          AVAILABLE FOR PLAN BENEFITS

                                         Year Ended December 31, 1993

                                         Strong                                  Harley-
                                          Asset           Participant           Davidson,   Fidelity  Fidelity
                                       Allocation            Loan     Insurance    Inc.     Balanced  Blue Chip
          ADDITIONS           Total       Fund   Income Fund Fund     Account   Stock Fund   Fund     Growth Fund
Investment income:
  Net appreciation in fair value
   of investments (Note C) $   621,159$   97,100 $        - $       -$       -$  264,881 $   64,211 $  194,967
  Interest and dividend income 663,283    45,706    507,662    73,111        -     5,341     30,842        621

Net investment income        1,284,442   142,806    507,662    73,111        -   270,222     95,053    195,588

Proceeds from insurance
  policies                      44,242         -          -         -   44,242         -          -          -
Participant contributions    2,948,130   246,591  1,825,174         -        -   316,412    240,009    319,944

Total additions              4,276,814   389,397  2,332,836    73,111   44,242   586,634    335,062    515,532

          DEDUCTIONS

Benefit payments and
  withdrawals                 (509,155)   (5,068)  (370,082)  (31,423) (36,764)  (48,136)    (4,499)   (13,183)

Life insurance expense, less
  increase in cash surrender
  value                        (15,481)        -          -         -  (15,481)        -          -          -
Net transfers in (out)               -  (105,530)  (943,866)   77,711   25,391   185,264    386,763    374,267

Total deductions              (524,636) (110,598)(1,313,948)   46,288  (26,854)  137,128    382,264    361,084

Increase in net assets available
  for plan benefits          3,752,178   278,799  1,018,888   119,399   17,388   723,762    717,326    876,616

Net assets available for plan
  benefits:

  Beginning of year         12,459,438 1,002,203  8,456,615   902,554 150,445 1,056,688    348,588    542,345

  End of year              $16,211,616$1,281,002 $9,475,503$1,021,953$167,833$1,780,450 $1,065,914 $1,418,961

                                 HARLEY-DAVIDSON
                    RETIREMENT SAVINGS PLAN FOR MILWAUKEE AND
                    TOMAHAWK HOURLY BARGAINING UNIT EMPLOYEES

                          NOTES TO FINANCIAL STATEMENTS

                                December 31, 1994

Note A - Description of the Plan

The following brief description of the Harley-Davidson Retirement Savings Plan for Milwaukee and Tomahawk Hourly Bargaining Unit Employees (the "Plan"), formerly known as Harley-Davidson, Inc. Retirement Savings Plan for Milwaukee and Tomahawk Hourly Bargaining Unit Employees, is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information.

General - The Plan is a defined contribution plan that covers hourly employees of Harley-Davidson Motor Company's (the "Company") Milwaukee and Tomahawk plants subject to a union bargaining agreement and meeting minimum eligibility requirements. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Contributions - Participants have the right to make salary deferral contributions of not less than 1% or more than 15% of their base compensation (as defined in the Plan); limited to $9,240 (indexed for future inflation) annually. Participants have the option of investing their contributions in one or a combination of several different investment funds. Such voluntary contributions are nonforfeitable, accounted for in a separate Voluntary Contribution Account for each participant in the various funds, and can be withdrawn as provided in the Plan. The Company may make discretionary matching contributions; however, no such contributions were made during 1994 or 1993.

Participant contributions below the statutory limit are made with tax-deferred dollars under Section 401(k) of the Internal Revenue Code (the "Code"). These contributions are excluded from the participant's current wages for federal income tax purposes. No federal income tax is paid for the tax-deferred contributions, earnings thereon or Company contributions, if any, until the participant withdraws them from the Plan.

Participants' accounts - A separate account is maintained for each applicable fund for each participant. The account balances are adjusted on a monthly basis for participants' contributions, net investment income, Company contributions, and distributions of participants' benefits or withdrawals.


Note A - Description of the Plan (continued)

Vesting - Participants are currently 100% vested in their accounts.

Payment of benefits - Benefit and withdrawal payments consist of the following:

(1) Upon retirement, death, disability, or termination of employment, the balance in a participant's separate account(s) is paid to the participant or beneficiary in a lump sum.

(2) A participant may withdraw at any time all or any portion of the vested balance of his separate account(s) that does not pertain to contributions made under provisions of Section 401(k) of the Code.

(3) A participant may not withdraw prior to retirement, death, disability, or termination of employment any portion of his separate account(s) pertaining to contributions made under provisions of Section 401(k) of the Code, except for financial hardships, as defined in the Code, or after the participant attains age 59-1/2.

Investment provisions - In accordance with Plan provisions, participants may direct their contributions, and the corresponding Company contributions, to be invested in one or a combination of the following funds: the Strong Asset Allocation Fund, previously known as the Strong Investment Fund, the Income Fund, the Harley-Davidson, Inc. Common Stock Fund, the Fidelity Balanced Fund, or the Fidelity Blue Chip Growth Fund.

The Strong Asset Allocation Fund is a mutual fund that invests in common and preferred stocks, bonds, government issues and short-term investments at the discretion of the investment manager.

The Income Fund consists primarily of investments in contracts with insurance companies whereby (a) principal generally is guaranteed (subject to certain market value withdrawal provisions) and (b) interest is credited at a specific rate, or is guaranteed at a minimum level, for a certain period of time. The Plan invests in group annuity contracts with Aetna Life Insurance Company ("Aetna"), which has discretionary authority over the investment of the contracts' funds subject to certain limitations contained in the contracts. Note A - Description of the Plan (continued)

The Harley-Davidson, Inc. Common Stock Fund invests all contributions directly in the common stock of Harley-Davidson, Inc., an affiliate of the sponsor of the Plan.

The Fidelity Balanced Fund is a conservatively managed growth and income mutual fund. The fund seeks to maintain a balance between quality bonds and high-yielding stocks throughout all market conditions. The fund invests in a balance of stocks and bonds in order to provide both current income consistent with the preservation of capital, and the opportunity for potential capital growth over the long term. The fund's asset proportions are adjusted depending on market conditions, but at least 25% of the total holdings always consist of fixed-income securities.

The Fidelity Blue Chip Growth Fund is a moderately aggressive stock mutual fund, with investments in well-established companies. The fund seeks growth of capital over the long term by investing in a diversified portfolio of common stocks of well-known and established companies. All investments in this fund must be in publicly-held companies with market values of at least $200 million. The securities of these companies are included in the Standard & Poor's Daily Stock Price Index of 500 Common Stocks or the Dow Jones Industrial Average.

Participants may purchase life insurance policies with a portion of their contributions. The amount of funds invested in such policies is subject to limitations as described in the Plan document. Each policy designates the trustee as the owner of the policy. All benefits, rights, and privileges under each policy, which are available while the member is living, are vested in the trustee.

Participants may borrow from their separate account balances subject to Code provisions, which include a surtax on loans in excess of 50% of the participant's vested separate account balance and require a market rate of interest to be charged on the loans. The Plan administrator has discretion to make such loans under the Plan and determine the rate of interest for such loans (within Code guidelines). Amounts loaned to a participant will not share in the allocation of the Plan earnings, but will be credited with the interest earned on the loan balance payable by the participant.

The Plan's security investments were held in 1993 and 1994 by the Marshall & Ilsley Trust Company under a nondiscretionary trust agreement dated October 1, 1989. The Administrative Committee directs the Trustee to invest and reinvest amounts with the current investment managers.Note A - Description of the Plan (continued)

Plan termination - While the Company has not expressed any intent to terminate the Plan, it is free to do so at any time. In the event of termination, Company contributions automatically become vested to the extent of the balance in each participant's separate account(s).

Administrative expenses - Administrative expenses generally are paid by the Company.

Note B - Summary of significant accounting policies

Valuation of investments - The investments in the mutual funds and bank common trust funds are stated at fair value and are based on the quoted market or redemption values on the last business day of the plan year. Securities traded on a national securities exchange (including the Harley-Davidson, Inc. common stock) are valued at the closing market price on the last business day of the plan year.

The unallocated insurance contract is valued at contract value as reported by Aetna. Contract value represents contributions made under the contract, plus interest at the contract rate, less funds used to pay retirement and other benefits. The Aetna contract is a "fully benefit responsive" investment contract, as that terminology is defined in Statement of Position (SOP) 94-4, "Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Pension Plans". As such, this contract will continue to be carried at contract value once SOP 94-4 becomes effective.

The individual life insurance policies owned by the plan are valued at cash surrender values as determined by First Colony Life Insurance Company.

Notes receivable from participants are stated at their unpaid principal balances which approximates fair value.

Note C - Net appreciation in fair value of investments

During 1994 and 1993 investments held by the Plan (including investments bought, sold, as well as held during the year) appreciated in fair value as follows (as determined by reference to quoted market prices as discussed in Note B):
                                               1994          1993
Net appreciation
   in fair value of investments
   by investment type:
     Mutual funds                            $ 15,543    $356,278
     Common stock -
       Harley Davidson, Inc.                  523,274     264,881
                                             $538,817    $621,159
Note D - Insurance company contracts

Insurance company contracts owned by the Plan at December 31, 1994 and 1993, are summarized as follows:


                                                        At contract value
                                                      1994             1993

   Aetna Life Insurance Company
     group annuity contract #14077                $9,907,916       $9,334,956


Under the group annuity contract, Aetna informs the Plan of the credited interest rate to be applied for the upcoming six month period, based on Aetna's investment experience and other factors. The contract can be discontinued by the Company or Aetna subject to certain minimum notification requirements and market value withdrawal penalties. The credited interest rate for contract number 14077 during the six months ended June 30, 1994 and the six months ended December 31, 1994 was 6.10% and 6.48%, respectively.

Note E - Life insurance policies

The individual life insurance policies are issued by First Colony Life Insurance Company and are held by Marshall & Ilsley Trust Company. These policies are recorded at their cash surrender values. Cash surrender values at December 31, 1994 and 1993 were $191,769 and $167,833, respectively.

Note F - Related party transactions

The following Harley-Davidson, Inc. common stock transactions occurred:

                                                           1994        1993

     Shares held at beginning of year                     39,767      27,756
     Shares purchased                                     29,123      21,182
     Shares received in stock split                       44,541           -
     Shares sold                                          (2,764)     (9,171)
     Shares distributed to terminated
       participants                                       (1,057)          -
     Shares held at end of year                          109,610      39,767

All transactions in Harley-Davidson, Inc. common stock were executed at market prices on the dates of the transactions.

The Plan received dividends of $12,944 on the common stock in 1994 and $4,694 in 1993.

Note G - Income tax status

The Plan has received a favorable determination from the U.S. Treasury Department substantiating that the Plan is qualified under Section 401(a) of the Code. As such, the Plan is exempt from federal income taxes. Once qualified, a plan is required to operate in conformity with the Code to maintain its qualification. Certain amendments have been made to the Plan for which an updated determination letter has not been received. The Administrative Committee believes that an updated favorable determination letter will ultimately be issued.

Note H - Subsequent events

Effective May 1, 1995, the Plan changed trustees from Marshall & Ilsley Trust Company to Fidelity Institutional Retirement Services Company.


                             SUPPLEMENTAL SCHEDULES






Schedule 1



                                 HARLEY-DAVIDSON
                  RETIREMENT SAVINGS PLAN FOR THE MILWAUKEE AND
                    TOMAHAWK HOURLY BARGAINING UNIT EMPLOYEES


                           ASSETS HELD FOR INVESTMENT

                                December 31, 1994



                                          Shares or                Current
Description                              face amount         Cost    value

Mutual funds-
  Fidelity Balanced Fund                     116,384   $ 1,519,948 $ 1,430,364
  Fidelity Blue Chip Growth Fund             102,113     2,464,699   2,649,821
  Strong Asset Allocation Fund                79,726     1,507,443   1,427,894

Bank common trust fund-
  Marshall Money Market Fund                 336,871       336,871     336,871

Common stock -
  Harley Davidson, Inc.                      109,610     2,091,309   3,069,079

Insurance company investments -
  administration contracts:
    Aetna Life Insurance
      Company group annuity
      contract #14077                     $9,907,916     9,907,916   9,907,916

Cash surrender value of individual
  life insurance policies -
  First Colony Life Insurance
  Company                                 $  191,769       191,769     191,769
Participant loans, at various
  interest rates (ranging from
  7% to 11%) and maturities               $1,041,933     1,041,933   1,041,933
Total investments                                      $19,061,888 $20,055,647

Schedule 2


                              HARLEY-DAVIDSON
              RETIREMENT SAVINGS PLAN FOR THE MILWAUKEE AND
                TOMAHAWK HOURLY BARGAINING UNIT EMPLOYEES

                 TRANSACTIONS OR SERIES OF TRANSACTIONS
                           IN EXCESS OF 5 PERCENT
                   OF THE CURRENT VALUE OF PLAN ASSETS

                       Year ended December 31, 1994




                                                 Cost of     Proceeds
                                                purchases   from sales     Net
                                 Number of (1)   during       during      gain
        Description              transactions    the year    the year    (loss)

Category (iii)-Series of Transactions in excess of 5% of plan assets

Insurance company contracts-
  Aetna Life Insurance Company
     group annuity contract           30P;12S  $1,818,253  $1,245,293  $      -

Bank common trust fund -
  Marshall Money Market Fund        505P;283S   5,675,810   5,475,334         -

Mutual fund -
  Fidelity Balanced Fund               25P;8S     766,221     254,433   (10,544)
  Fidelity Blue Chip Growth Fund       28P;4S   1,198,025      91,324     7,640
  Strong Asset Allocation Fund        25P;11S     386,289     149,707     7,224

Common stock -
  Harley-Davidson, Inc.               40P;18S     967,366     176,158    58,483


There were no category (i), (ii) or (iv) reportable transactions during 1994.

(1) P=Purchases; S=Sales
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